UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ___________)*


Great Atlantic & Pacific Tea Co., Inc.
(Name of Issuer)

CLASS A OF COMMON
(Title of Class of Securities)

390064103
(CUSIP Number)

December 31, 2001
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to
which this Schedule is filed:
[X ]	Rule 13d-1(b)
[  ]	Rule 13d-1(c)
[  ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 390064103


1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
     Donald Smith & Co., Inc.
	        13-2807845


2. 	Check the Appropriate Box if a Member of a Group (See Instructions)


	(a)
	(b)  [X]


	3.	SEC Use Only


	4.	Citizenship or Place of Organization
		A Delaware Corporation

Number of		5.	Sole Voting Power           614,300 shares
Shares
Beneficially		6.	Shared Voting Power       0
Owned by
Each Reporting	7.	Sole Dispositive Power     614,300 shares
 Person With
			8.		Shared Dispositive Power   0

9. Aggregate Amount Beneficially Owned by Each Reporting Person
	    614,300 shares


10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares


11.	Percent of Class Represented by Amount in Row (9):   Less than 5%


12.	Type of Reporting Person (See Instructions)            IA


Item 1.

	(a)	Name of Issuer:  Great Atlantic & Pacific Tea Co., Inc.

(b)	Address of Issuer's Principal Executive Offices
			2 Paragon Drive
			Montvale, NJ 07645
Item 2.

	(a)	Name of Person Filing:  Donald Smith & Co., Inc.

	(b)	Address of Principal Business Office:
		East 80 Route 4 p Suite 360
		Paramus, NJ 07652

	(c)	Citizenship:    A Delaware Corporation

	(d)	Title of Class of Securities: Class A of Common

	(e)	CUSIP Number: 390064103


Item 3.	This statement is filed pursuant to Section 240.13d-1(b), and the person filing is an investment advisor registered in accordance with Section 240.13d-1(b)(1)(ii)(E);

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:   	SEE ITEM 9 OF COVER PAGE

	(b)	Percent of class:   		LESS THAN 5%

	(c)	Number of shares as to which the person has:
	(i)	SOLE POWER TO VOTE: 		SEE ITEM 5 OF COVER PAGE
	(ii)	SHARED POWER TO VOTE:		SEE ITEM 6 OF COVER PAGE
	(iii)	SOLE POWER TO DISPOSE:		SEE ITEM 7 OF COVER PAGE
	(iv)	SHARED POWER TO DISPOSE:	SEE ITEM 8 OF COVER PAGE

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [XX].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
	NOT APPLICABLE.

Item 7.	Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on By the Parent Holding Company
 		NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group
 		NOT APPLICABLE

Item 9.	Notice of Dissolution of Group
	NOT APPLICABLE

Item 10.	Certification

	(a)
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 18, 2002__________
Date

Donald G. Smith___________
Signature

President_________________
Title